Exhibit 21.1

Sprinklr, Inc.
List of Subsidiaries as of March 20, 2025

	Name	Jurisdiction
1.	Sprinklr Australia Pty Ltd	Australia
2.	Sprinklr (Brasil) Ltda.	Brazil
3.	Sprinklr Canada Inc.	Canada
4.	Sprinklr China Limited	China
5.	Sprinklr Denmark ApS	Denmark
6.	Sprinklr Gulf (f/k/a Sprinklr Middle East)	Dubai
7.	Sprinklr France Sarl	France
8.	Sprinklr Germany GmbH	Germany
9.	Sprinklr India Private Limited	India
10.	Sprinklr Italia Srl	Italy
11.	Sprinklr Japan KK	Japan
12.	Sprinklr Middle East and North Africa Regional Headquarters	Kingdom of Saudi Arabia
13.	Sprinklr Netherlands BV	Netherlands
14.	Sprinklr Doha	Qatar
15.	Sprinklr Singapore Pte Ltd	Singapore
16.	Sprinklr Korea LLC	South Korea
17.	Sprinklr Iberia S.L.	Spain
18.	Unified – CXM AB	Sweden
19.	Sprinklr Switzerland GmbH	Switzerland
20.	Sprinklr UK Ltd	United Kingdom